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                       [LETTERHEAD OF THOMPSON COBURN]


December 17, 1997                                            David F. Morris
                                                             314-552-6179
                                                             314-552-7179 (FAX)

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:  Falconite, Inc. Registration Statement on Form S-1 (File No. 333-20047)

Dear Ladies and Gentlemen:

        On behalf of our client, Falconite, Inc., an Illinois corporation (the "Company"), and pursuant to Rule 477(a) of Regulation C as promulgated by the Securities and Exchange Commission, we hereby request that the above-referenced Registration Statement be withdrawn. As a result of a change in business objectives, the Company has decided not to currently proceed with its initial public offering of the Company's common stock.

        Please call me if you have any questions or comments. Thank you for your attention to this matter.

                                        Very truly yours,

                                        Thompson Coburn

                                        /s/ David F. Morris

                                        By
                                          David F. Morris

DFM/dr
cc:  Stacy B. Kramer
     Michael A. Falconite
     Ralph W. McCurry
     Kevin S. Pugh
     Peter C. Krupp
     Thomas A. Litz